Exhibit 1.1

October 28, 2016

Boards of Directors

Newton Federal Bank

3175 Highway 278

Covington, GA 30014

Attention:	Mr. Johnny S. Smith President and Chief Executive Officer

Gentlemen:

BSP Securities, LLC (“BSP”) is pleased to assist Newton Federal Bank (the “Bank”) with the offer and sale of certain shares of the common stock (the “Common Stock”) of a newly formed parent company (“Bancorp”) to the Bank’s eligible account holders in a Subscription Offering and, under certain circumstances, to members of the Bank’s community in a direct Community Offering and to the general public in a Syndicated Community Offering (collectively, the “Offering”), all pursuant to the terms of a Plan of Stock Issuance to be adopted by the Board of Directors of a newly formed Mutual Holding Company (the “MHC”) and the Boards of Directors of Bancorp and the Bank (the “Plan”) in connection with the adoption of a Plan of Reorganization pursuant to which the Bank will reorganize into the mutual holding company form of organization. For purposes of this letter, the MHC, the Bancorp and the Bank are sometimes collectively referred to as the “Company” and their respective boards of directors are sometimes collectively referred to as the “Boards.” This letter agreement is to confirm the terms and conditions of our engagement (the “Agreement”).

SERVICES

BSP will act as exclusive marketing agent for the Company in the Offering. We will work with the Company and its management, counsel, accountants and other advisors on the Offering and anticipate that our services will include the following, each as may be necessary and as the Company may reasonably request:

1.	Consulting as to the marketing implications of any aspect of the Plan, Including the percentage of Common Stock of Bancorp to be offered in the Offering;

2.	Reviewing with the Boards the financial impact of the Offering on the Company, based upon the independent appraiser’s appraisal of the Common Stock;

3.	Reviewing all offering documents, including the prospectus, stock order forms and related offering materials (it being understood that preparation and filing of such documents will be the responsibility of the Company and its counsel);

4.	Assisting in the design and implementation of a marketing strategy for the Offering;

5.	Assisting Company management in scheduling and preparing for meetings with potential investors and/or other broker-dealers in connection with the Offering;

6.	Assisting the Company in drafting press releases as required or appropriate in connection with the Offering; and

7.	Providing such other general advice and assistance as may be requested to promote the successful completion of the Offering.

SUBSCRIPTION AND COMMUNITY OFFERING FEES

If the Offering is consummated, the Company agrees to pay BSP for its services a fee of one percent (1%) of the aggregate Actual Purchase Price of the shares of Common Stock sold in the Subscription Offering and Community Offering, excluding Common Stock purchased by or on behalf of (i) any employee benefit plan or trust of the Company established for the benefit of its directors, officers and employees, (ii) any charitable foundation established by the Company (or any shares contributed to such a charitable foundation), and (iii) any director, trustee, officer or employee of the Company or members of their immediate families (whether directly or through a personal trust) (the “Service Fee”). For purposes of this Agreement, the term “Actual Purchase Price” shall mean the price at which the shares of the Common Stock are sold in the Offering.

If (a) BSP’s engagement hereunder is terminated for any of the reasons provided for under the second paragraph of the section of this letter captioned “Definitive Agreement” or (b) the Offering is terminated by the Company, no fees, except for the Management Fee described below, shall be payable by the Company to BSP hereunder; however, the Company shall reimburse BSP for its reasonable out-of-pocket expenses (including legal fees) incurred in connection with its engagement hereunder and for any fees and expenses incurred by BSP on behalf of the Company pursuant to the second paragraph under the section captioned “Costs and Expenses” below.

All fees and expense reimbursements payable to BSP hereunder shall be payable in immediately available funds by wire transfer upon submission of a request for reimbursement by BSP and no later than at the time of the closing of the Offering, or upon the termination of BSP’s engagement hereunder or termination of the Offering, as the case may be. In recognition of the work to date and the long lead times involved in the stock offering process, the Company agrees to pay BSP a one-time, non-refundable management fee in the amount of $25,000, payable upon execution of this Agreement (the “Management Fee”). The Management Fee shall be deemed to have been earned in full when due. The Management Fee will be credited against the Service Fee.

SYNDICATED COMMUNITY OFFERING

If any shares of the Common Stock remain available after the expiration of the Subscription Offering and the Community Offering, at the request of the Company and subject to the continued satisfaction of the conditions set forth in the second paragraph under the caption “Definitive Agreement” below, BSP will seek to sell such Common Stock in a Syndicated Community Offering on a best efforts basis, subject to the terms and conditions to be set forth in a selected dealers agreement, and may, in consultation with the Company, form a syndicate of registered dealers to assist in such efforts. With respect to any shares of the Common Stock sold by BSP or any other FINRA member firm under any selected dealers agreements in a Syndicated Community Offering, the Company agrees to pay a commission not to exceed five and one-half percent (5.5%) of the aggregate Actual Purchase Price of the shares of Common Stock sold in such Syndicated Community Offering. BSP will endeavor to distribute the Common Stock among dealers in a fashion that best meets the distribution objectives of the Company and the requirements of the Plan, which may result in limiting the allocation of stock to certain selected dealers. It is understood that this is a best efforts engagement and that in no event shall either BSP or any other broker/dealer be obligated to take or purchase any shares of the Common Stock in the Offering.

COSTS AND EXPENSES

In addition to any fees that may be payable to BSP hereunder and the expenses to be borne by the Company pursuant to the following paragraph, the Company agrees to reimburse BSP, upon request made from time to time, for its reasonable out-of-pocket expenses incurred in connection with its engagement hereunder, regardless of whether the Offering is consummated, including, without limitation, legal fees and expenses, communications, syndication and travel expenses, up to a maximum of $85,000 for legal fees and expenses and $10,000 for all other out-of-pocket expenses for a total of $95,000, which expense cap shall be increased to $110,000 if a Syndicated Community Offering is conducted; provided, however, that BSP shall document such expenses to the reasonable satisfaction of the Company. The provisions of this paragraph are not intended to apply to or in any way impair the indemnification provisions of this Agreement.

As is customary, the Company will beat all other expenses incurred in connection with the Offering, including, without limitation, (i) the cost of obtaining all securities and bank regulatory approvals, including any required FINRA filing fees; (ii) the cost of printing and distributing the offering materials; (iii) the costs of blue sky qualification (including fees and expenses of blue sky counsel) of the shares in the various states, (iv) listing fees, (v) all fees and disbursements of the Company’s counsel, accountants, records management agent, transfer agent and other advisors; and (vi) the establishment and operational expenses for the Stock Information Center (e.g., postage, telephones, supplies, temporary employees, etc.). In the event BSP incurs any such fees and expenses on behalf of the Company, the Company will reimburse BSP for such fees and expenses whether or not an Offering is consummated.

DUE DILIGENCE REVIEW

BSP’s obligation to perform the services contemplated by this Agreement shall be subject to the satisfactory completion of such investigation and inquiries relating to the Company and its trustees, directors, officers, agents and employees, as BSP and its counsel in their sole discretion may deem appropriate under the circumstances. In this regard, the Company agrees that, at its expense, it will make available to BSP all information that BSP requests, and will allow BSP the opportunity to discuss with the management of the Company the financial condition, business and operations of the Company. The Company acknowledges that BSP will rely upon the accuracy and completeness of all information received from the Company and its directors, trustees, officers, employees, agents, independent accountants and counsel.

BLUE SKY MATTERS

BSP and the Company agree that the Company’s counsel shall serve as counsel with respect to blue sky matters in connection with the Offering. The Company will cause such counsel to prepare a Blue Sky Memorandum related to the Offering including BSP’s participation therein, and shall furnish BSP a copy thereof addressed to BSF or upon which such counsel shall state BSP may rely.

CONFIDENTIALITY

Except as contemplated in connection with the performance of its services under this Agreement, as authorized by the Company or as required by law, regulation or legal process, BSP agrees that it will treat as confidential all material, non-public information relating to the Company obtained in connection with its engagement hereunder (the “Confidential Information”); provided, however, that BSP may disclose such information to its agents and advisors who are assisting or advising BSP in performing its services hereunder and who have agreed to comply with the terms and conditions of this paragraph. As used in this paragraph, the term “Confidential Information” shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by BSP in breach of the confidentiality provisions contained herein, (b) was available to BSP on a non-confidential basis prior to its disclosure to BSP by the Company, (c) becomes available to BSP on a non-confidential basis from a person other than the Company who is not otherwise known to BSP to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation, or (d) is independently developed by BSP without use of or reference to the Confidential Information disclosed hereunder.

The Company hereby acknowledges and agrees that the financial models and presentations used by BSP in performing its services hereunder have been developed by and are proprietary to BSP and are protected under applicable copyright laws. The Company agrees that it will not reproduce or distribute all or any portion of such models or presentations without the prior written consent of BSP.

INDEMNIFICATION

In connection with BSP’s engagement to advise and assist the Company as provided herein, each of the MHC, the Bank and the Bancorp agrees to Indemnify and hold BSP and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934 (BSP and each such person being an “Indemnified Party”) harmless to the fullest extent permitted by law, from and against any and all losses, direct or class action claims, damages, costs and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise, related to or arising out of the Offering or the engagement of BSP pursuant to, or the performance by BSP of the services contemplated by, this Agreement, and will reimburse any Indemnified Party for all expenses (including reasonable legal fees and expenses and costs of production or response) as they are incurred, including expenses incurred in connection with the investigation, responding, preparation for or defense of any pending or threatened regulatory inquiry, subpoena or discovery response, claim or any action or other proceeding arising therefrom, whether or not in connection with pending or threatened litigation in which Indemnified Party is a party or inquiry of which Indemnified Party is subject; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense which are finally judicially determined to have resulted primarily from BSP’s bad faith, gross negligence, or intentional misconduct.

If the foregoing indemnification is judicially determined to be unavailable for any reason, then, in lieu of indemnifying such Indemnified Party, the Company agrees to contribute to such losses, claims, damages, costs, liabilities and expenses (a) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and BSP, on the other hand, of the engagement provided for in this Agreement or (b) if the allocation provided for in clause (a) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (a) but also the relative fault of each of the Company and BSP, as well as any other relevant equitable consideration; provided, however, in no event shall BSP’s aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by BSP under this Agreement. For the purposes of this Agreement, the relative benefits to the Company and to BSP of the engagement under this Agreement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid or received or contemplated to be received by the Company or the Company’s members or other stakeholders, as the case may be, in the Offering that are the subject of the engagement hereunder, whether or not any such Offering is consummated, bears to (b) the fees paid or to be paid to BSP under this Agreement.

The Company agrees to notify BSP promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to any transaction contemplated by this Agreement. The Company will not, without BSP’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any claim, action or proceeding in respect of which indemnity may be sought hereunder, whether or not any Indemnified Party is an actual or potential party thereto, unless such settlement, compromise, consent or termination (a) includes an explicit and unconditional release of each Indemnified Party from any liabilities arising out of such claim, action or proceeding and (b) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

DEFINITIVE AGREEMENT

BSP and the Company agree that (a) except as set forth in clause (b), the foregoing represents the general intention of the Company and BSP with respect to the services to be provided by BSP in connection with the Offering, which will serve as a basis for BSP commencing activities, and (b) the only legal and binding obligations of the Company and BSP with respect to the Offering shall be (1) the Company’s obligation to pay fees to BSP in exchange for its services performed pursuant to the section captioned “Services,” (2) reimburse costs and expenses pursuant to the section captioned “Costs and Expenses,” (3) those set forth under the captions “Confidentiality” and “Indemnification,” and (4) as set forth in a duty negotiated and executed definitive Agency Agreement to be entered into prior to the commencement of the Offering relating to the services of BSP in connection with the Offering. Such Agency Agreement shall be in form and content satisfactory to BSP and the Company and their respective counsel and shall contain standard indemnification and contribution provisions consistent herewith.

BSP’s execution of such Agency Agreement shall also be subject to (i) BSP’s satisfaction with its investigation of the Company’s business, financial condition and results of operations, (ii) preparation of offering materials that are satisfactory to BSP and its counsel, (iii) compliance with all relevant legal and regulatory requirements to the reasonable satisfaction of BSP, (iv) agreement that the price established by the independent appraiser is reasonable, and (v) market conditions at the time of the proposed offering, BSP may terminate this Agreement if such Agency Agreement is not entered into prior June 30, 2017.

This letter constitutes the entire agreement between the parties with respect to the subject matter hereof and can be altered only by written consent signed by the parties. This Agreement shall be construed and enforced in accordance with the laws of the State of Georgia, without regard to the conflicts of laws principles thereof,

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to BSP the duplicate copy of this letter enclosed herewith.

Very truly yours,

BSP SECURITIES, LLC

By:	/s/ Robert Lee Burrows
Robert Lee Burrows, Jr. CEO

Accepted and agreed to as of the date first above written:

NEWTON FEDERAL BANK

By:	/s/ Johnny S. Smith
Johnny S. Smith President and CEO

October 28, 2016

Mr. Johnny S. Smith

President and Chief Executive Officer

Newton Federal Bank

3175 Highway 278

Covington, GA 30014

Dear Mr. Smith:

BSP Securities, LLC (“BSP”) is pleased to act as Stock Information Center Manager for Newton Federal Bank (the “Bank”), its proposed parent company (“Bancorp”) and a newly formed mutual holding company (the “MHC”) (collectively, the “Company”) in connection with the offer and sale of certain shares of the common stock of Bancorp to the Bank’s eligible account holders in a Subscription Offering and, under certain circumstances, to members of the Bank’s community in a direct Community Offering and to the general public in a Syndicated Community Offering (collectively, the “Offering”) pursuant to the terms of a Plan of Stock Issuance to be adopted by the Company (the “Plan”) in connection with the adoption of a Plan of Reorganization pursuant to which the Bank will reorganize into the mutual holding company form of organization. This letter agreement is to confirm the terms and conditions of our engagement (the “Agreement”).

SERVICES AND FEES

In our role as Stock Information Center Manager, we anticipate that our services will include the services outlined below, each as may be necessary and as the Company may reasonably request:

1.	Coordinating vote solicitation and the special meeting of members;

2.	Design of the stock order forms;

3.	Organization and supervision of the Stock Information Center; and

4.	Employee training.

For its services hereunder, the Company agrees to pay BSP a fee of $20,000. This fee is based upon the requirements of current regulations and the Plan as currently contemplated. Any unusual or additional items or duplication of service required as a result of a material change in the regulations or the Plan or a material delay or other similar events may result in extra charges that will be covered in a separate agreement if and when they occur and shall not exceed $5,000. The Company will inform BSP within a reasonable period of time of any changes in the Plan that require changes in BSP’s services.

All fees under this Agreement shall be payable in cash, as follows: (a) $10,000 payable upon execution of this Agreement, which shall be non-refundable; and (b) the balance upon the mailing of the offering materials.

COSTS AND EXPENSES

It is understood that all expenses associated with the operation of the Stock Information Center will be borne by the Company. The Company also agrees to reimburse BSP, upon request made from time to time, for its reasonable out-of-pocket expenses incurred in connection with its engagement hereunder, regardless of whether the Offering is consummated, including, without limitation, travel, lodging, food, telephone, postage, communications and other similar expenses, up to a maximum of $10,000; provided, however, that BSP shall document such expenses to the reasonable satisfaction of the Company. The provisions of this paragraph are not intended to apply to or in any way impair the indemnification provisions of this Agreement.

RELIANCE ON INFORMATION PROVIDED

The Company will provide BSP with such information as BSP may reasonably require to carry out its duties hereunder. The Company recognizes and confirms that BSP (a) will use and rely on such information in performing the services contemplated by this Agreement without having independently verified the same, and (b) does not assume responsibility for the accuracy or completeness of the information.

LIMITATIONS

BSP, as Stock Information Center Manager hereunder, (a) shall have no duties or obligations other than those specifically set forth herein; (b) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or statements of ownership or the shares represented thereby, and will not be required to and will make no representations as to the validity, value or genuineness of the Offering; (c) shall not be liable to any person or entity, including the Company, by reason of any error of judgment or for any act done by it in good faith, or for any mistake of law or fact in connection with this Agreement and the performance hereof; (d) will not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with reasonable indemnity satisfactory to it (as provided for in the Indemnification section below); and (e) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

Anything in this Agreement to the contrary notwithstanding, in no event shall BSP be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if BSP has been advised of the likelihood of such loss or damage and regardless of the form of action.

INDEMNIFICATION

In connection with BSP’s engagement to advise and assist the Company as provided herein, each of the MHC, the Bank and the Bancorp agrees to indemnify and hold BSP and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934 (BSP and each such person being an “Indemnified Party”) harmless, to the fullest extent permitted by law, from and against any and all losses, direct or class action claims, damages, costs and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise, related to or arising out of BSP’s role as Stock Information Center Manager or the Offering or the engagement of BSP pursuant to, or the performance by BSP of the services contemplated by, this Agreement, and will reimburse any Indemnified Party for all expenses (including reasonable legal fees and expenses and costs of production or response) as they are incurred, including expenses incurred in connection with the investigation, responding, preparation for or defense of any pending or threatened regulatory inquiry, subpoena or discovery response, claim or any action or other proceeding arising therefrom, whether or not in connection with pending or threatened litigation in which Indemnified Party is a party or inquiry of which Indemnified Party is subject; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense which are finally judicially determined to have resulted primarily from BSP’s bad faith, gross negligence, or intentional misconduct.

If the foregoing indemnification is judicially determined to be unavailable for any reason, then, in lieu of indemnifying such Indemnified Party, the Company agrees to contribute to such losses, claims, damages, costs, liabilities and expenses (a) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and BSP, on the other hand, of the engagement provided for in this Agreement or (b) if the allocation provided for in clause (a) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (a) but also the relative fault of each of the Company and BSP, as well as any other relevant equitable consideration; provided, however, in no event shall BSP’s aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by BSP under this Agreement. For the purposes of this Agreement, the relative benefits to the Company and to BSP of the engagement under this Agreement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid or received or contemplated to be received by the Company or the Company’s members or other stakeholders, as the case may be, in the Offering that are the subject of the engagement hereunder, whether or not any such Offering is consummated, bears to (b) the fees paid or to be paid to BSP under this Agreement.

The Company agrees to notify BSP promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to any transaction contemplated by this Agreement. The Company will not, without BSP’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any claim, action or proceeding in respect of which indemnity may be sought hereunder, whether or not any Indemnified Party is an actual or potential party thereto, unless such settlement, compromise, consent or termination (a) includes an explicit and unconditional release of each Indemnified Party from any liabilities arising out of such claim, action or proceeding and (b) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

MISCELLANEOUS

The following addresses shall be sufficient for written notices to each other:

If to you:	Newton Federal Bank
3175 Highway 278
Covington, GA 30014
Attention: Mr. Johnny S. Smith

If to us:	BSP Securities, LLC
3290 Northside Pkwy NW
Suite 800
Atlanta, GA 30327
Attention: General Counsel

The Agreement and appendix hereto constitute the entire agreement between the parties with respect to the subject matter hereof and can be altered only by written consent signed by the parties. This Agreement is governed by the laws of the State of Georgia.

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to BSP the duplicate copy of this Agreement enclosed herewith.

Very truly yours,

BSP SECURITIES, LLC

By:	/s/ Robert Lee Burrows, Jr.
Robert Lee Burrows, Jr. CEO

Accepted and agreed to as of the date first above written:

NEWTON FEDERAL BANK

By:	/s/ Johnny S. Smith
Johnny S. Smith President and CEO